

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 24, 2009

Archon Corporation
Grant L. Siler-Principal Accounting Officer
4336 Losee Road, Suite 5
North Las Vegas, Nevada 89030

> **Re:** **Archon Corporation**
> **Form 10-K for the year ended September 30, 2008**
> **Filed January 13, 2009**
> **File Number: 001-09481**

Dear Mr. Siler:

We have reviewed your response letter dated October 27, 2009 and have the following additional comments. Where indicated, we think you should amend your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspect of our review.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended September 30, 2008

Item 7. Management's Discussion and Analysis

Risk Factors, page 6

1. We note that your introductory paragraph does not indicate that all known material risks are being disclosed. In future filings, please disclose all material risks to the company and draft your discussion to state clearly that this has been done.

General

2. In response to our prior comments 2 and 9, you indicate that your disclosures are hereby amended. Please note that you cannot amend your financial statements within a response letter. Please confirm to us that you will incorporate these changes in an amendment to your Form 10-K for the fiscal year ended September 30, 2008.

Item 8. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Investments in Marketable Securities, page 31

3. We note your response to our prior comment 11. However, your proposed disclosure does not address all the disclosure requirements of paragraph 320-10-50-9 of the FASB ASC. Specifically, your disclosure should include the proceeds from sales of available-for-sale securities, the gross realized gains and gross realized losses that have been included in earnings as a result of those sales (50-9(a)), and the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for the period(50-9(d)). Please consider presenting this information in a rollforward format for clarity. Your response to us should include a draft of your intended disclosure.

4. We note your response to our prior comment 12. While your comment addresses reasons that other-than-temporary impairments have not been recognized, it does not provide all of the disclosure requirements set forth in paragraphs 320-10-50-6 through 50-8 of the FASB ASC related to the severity and duration of the impairments. Specifically, your disclosures related to 50-6(a) should be segregated by those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer. Please revise.

Property and Equipment, page 31

5. Refer to our previous comment 13. Please note that the impairment taken on property and equipment should be reflected as a change in the gross carrying value with no change to accumulated depreciation. Please revise.

6. We note your discussion of the process by which you assessed impairment in response to our previous comment 14. Please provide us with a draft of the disclosure you intend to use in future filings. To the extent that you discuss third party appraisers and your disclosure elevates their participation in the process to the level of an expert, please note that you must name the appraiser and file a consent from them should these financial statements be incorporated expressly or by reference into any registration statement. Refer to Item 601(b)(23) of Regulation S-K.

7. Please provide us with more details regarding the deficiencies of the appraisal. Additionally, please provide us with a copy of the appraisal as well as your own impairment analysis. In particular, provide us with significant support for any differences between the two analyses.

8. As a related matter, please tell us how the audit firm's involvement in the appraisal and related determination of the impairment charge is not in violation with Article 2-01 of Regulation S-X. Specifically address how the engagement of the appraisal division of PBTK did not create a situation where your auditors audited their own work, and whether such engagement created a situation where the accountant was acting as management or an employee.

Note 5 – Rental Property Held for Investment, page 35

9. Please tell us what consideration was given to accounting for the investments in your Gaithersburg and Dorchester leased properties as leveraged leases under Subtopic 840-30 of the FASB Accounting Standards Codification. Please provide us with support for your conclusions.

Item 9A. Controls and Procedures, page 46

10. We note your response to our prior comment 17. Your Form 10-K for the year ended September 30, 2008 failed to include the required assessment of internal control over financial reporting assessment, which is considered a material deficiency. Please file an amended Form 10-K to include management's assessment of internal control over financial reporting in accordance with Item 308T of Regulation S-K.

11. Further, given the failure to include of the internal control assessment referred to above and the disclosure in your disclosure controls and procedures assessment that such assessment is "effective except for the material weakness discussed", please revise your disclosure controls and procedures assessment to properly state that you assessed disclosure controls and procedures as ineffective, and include as a material weakness the failure to include the required assessment of internal control over financial reporting.

Signatures, page 59

12. We note that your principal financial officer has not signed the report in the second signature block. Please revise to include their signatures, signing on behalf of the registrant in their individual capacities. Refer to General Instruction D(2)(a) of Form 10-K and to the signatures included in Exhibit 32 of your Form 10-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at 202-551-3312 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief